      As filed with the Securities and Exchange Commission on June 1, 2000
                                                      Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                              CAIS INTERNET, INC.
     (Exact Name of Registrant as Specified in Its Governing Instruments)

           Delaware                                             52-2066769
 (State or Other Jurisdiction of                             (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)

                            1255 22nd Street, N.W.
                                 Fourth Floor
                            Washington, D.C. 20037
                                (202) 715-1300

  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                             Ulysses G. Auger, II
                     Chairman and Chief Executive Officer
                              CAIS Internet, Inc.
                            1255 22nd Street, N.W.
                                 Fourth Floor
                            Washington, D.C. 20037

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                  Copies to:
                            Larry M. Spirgel, Esq.
                            Morrison & Foerster LLP
                        2000 Pennsylvania Avenue, N.W.
                            Washington, D.C. 20006
                                (202) 887-1500

       Approximate date of commencement of proposed sale to the public:
  From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


=====================================================================================================================
                                           CALCULATION OF REGISTRATION FEE
=====================================================================================================================
  Title of Shares to be        Amount to be        Proposed Maximum       Proposed Maximum          Amount of
        Registered             Registered(1)      Aggregate Price Per    Aggregate Offering     Registration Fee(2)
                                                       Share(2)               Price(2)
---------------------------------------------------------------------------------------------------------------------
Common stock, $0.01
 par value.............     3,970,517 shares           $14.50                $57,572,497             $15,200
---------------------------------------------------------------------------------------------------------------------

(1) Shares of Common Stock which may be offered by the selling stockholders pursuant to this registration statement consist of (a) 3,230,527 previously unregistered shares of common stock outstanding; (b) 625,000 shares of common stock issuable upon the conversion of $7,500,000 principal amount of Series C Cumulative Mandatory Redeemable Convertible Preferred Stock; and
     (c) the exercise of warrants to purchase 114,990 shares of common stock.

(2) Estimated pursuant to Rule 457(c) solely for the purpose of computing the amount of the registration fee based upon the average of the high and low prices of CAIS' common stock on the Nasdaq National Market on May 26, 2000.


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these Securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these Securities and it is not soliciting an offer to buy these Securities in any state where the offer of sale is not permitted.
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   Subject to Completion, dated June 1, 2000

                              CAIS Internet, Inc.

                       3,970,517 Shares of Common Stock

Some of our stockholders from time to time are using this prospectus to sell common stock. These selling stockholders collectively may sell the following common stock:

     * 3,230,527 shares of common stock;

     * 625,000 shares of common stock issuable upon conversion of our Series C Cumulative Mandatory Redeemable Convertible Preferred Stock; and

     * 114,990 shares of common stock issuable upon the exercise of warrants.

We will not receive any of the proceeds from any sale of these shares, but we have agreed to bear the expenses of registration of the shares by this prospectus.

                        Nasdaq National Market symbol:

                                     CAIS


The last sale price of our common stock on the Nasdaq National Market on May 31, 2000 was $14 per share.

                            ______________________

The shares registered by this prospectus involve a high level of investment risk. You should invest only if you can afford a complete loss. See "Risk Factors" beginning on page 2 of this prospectus for a summary of some of the risks related to this investment.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                            ______________________

                                 June 1, 2000

                               TABLE OF CONTENTS




                                                                            PAGE
About CAIS Internet, Inc................................................      1
Risk Factors............................................................      2
Use of Proceeds.........................................................     12
Selling Stockholders....................................................     12
Plan of Distribution....................................................     24
Incorporation of Certain Documents by Reference.........................     25
Legality Opinion and Interest of Counsel................................     26
Experts.................................................................     26
Where You May Find More Information.....................................     26

                           About CAIS Internet, Inc.

     We are a nationwide provider of broadband Internet access solutions. We offer cost-effective, broadband Internet access and content solutions to hotels and multi-family properties utilizing our tier-one, nationwide Internet network and several proprietary technologies. Our proprietary technologies for the hotel and multi-family markets include the patented OverVoice technology, IPORT server software and the CAIS broadband portal. We use our Internet kiosk product, known as IPORT PTS, to deliver broadband Internet access and content to public venues, such as airports, retail centers, hotel lobbies and cruise ships. To maximize use of our network, we also offer always-on, broadband Internet access to commercial and residential customers through our digital subscriber line service, "HyperDSL," in major metropolitan areas throughout the U.S. Our goal is to become a leader in the provision of broadband Internet access, content, software and systems.

     We provide broadband Internet access solutions in markets where broadband Internet access has previously been uneconomical. We deploy highly cost-effective proprietary and non-proprietary technology that allows us to provide broadband Internet access economically in such markets. We use this technology to simultaneously transmit voice and data over a single traditional copper telephone line at speeds of up to 175 times those of 56.6k dial-up modems. We use this technology to convert existing copper telephone wiring into a secure, broadband Internet network and provide Internet connections to all rooms within a property without costly end-user equipment or modems. A CAIS Internet customer is able to have both always-on, broadband Internet access and complete use of the telephone at the same time over one traditional telephone line. OverVoice technology is inexpensive to produce and install relative to competing technologies, so we are able to provide always-on, broadband Internet access in a property in a highly cost-effective manner.

     Our IPORT server software is a broadband provisioning system which provides hotels and multi-family properties with Internet access connections together with "plug and play" automatic provisioning, automatic billing, credit card authorization and quality of service features including the ability to support Virtual Private Networks and offer secured network access for users. Our Business Anywhere centers provide a variety of automated business services as well as facilitate broadband Internet access. Our IPORT PTS Internet kiosks enable us to offer broadband public Internet access to the common areas of hotels, multi-family properties and other public venues, including airports, retail centers and cruise ships. Our current customers for IPORT PTS kiosks include US West, GTE, TCG, Pacific Bell, Royal Caribbean Cruise Lines, Park and View and Mail Boxes Etc.

     We are located at 1255 22nd Street, N.W., Fourth Floor, Washington, D.C. 20037. Our telephone number is (202) 715-1300, and our Internet address is www.CAIS.com. None of the information contained in our Web site is, or shall be deemed to constitute, a part of this prospectus.


                           FORWARD LOOKING STATEMENTS

This prospectus includes "forward-looking statements," as such term is defined in the Private Securities Litigation Reform Act of 1995. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The safe harbor provisions of the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended, apply to forward-looking statements made by us. These forward-looking statements involve risks and uncertainties, including those identified within "Risk Factors" beginning on page 2 and elsewhere in, or incorporated by reference into, this prospectus. The actual results that we achieve may differ materially from any forward-looking statements, due to such risks and uncertainties. These forward-looking statements are based on current expectations, and we assume no obligation to update this information. Readers are urged to carefully review and consider the various disclosures made by us in this prospectus, any subsequent prospectus supplement and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

                                  RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

Our performance may be difficult to evaluate since we have had a limited operating history during which we have incurred significant net losses and experienced negative cash flows.

     Our limited historical operating data may make it more difficult for you to evaluate our performance. Since our beginning, we have incurred losses from continuing operations: approximately $12.3 million for the year ended December 31, 1998, approximately $52.4 million for the year ended December 31, 1999 and approximately $25 million for the quarter ended March 31, 2000. We have continued to generate negative cash flow from operations: approximately $3.2 million for the year ended December 31, 1998, approximately $15.3 million for the year ended December 31, 1999 and approximately $23.4 million for the quarter ended March 31, 2000.

     We believe that we will incur further losses in the future, in part due to expenses incurred in connection with the continued roll-out of our network, the installation and deployment of our high-speed Internet access system in hotel and multi-family properties, marketing and sales organizations and the introduction of new services. We also expect that operations in new target markets will experience losses until we establish an adequate customer base. However, we cannot assure you that after incurring these additional losses and expenses:

        there will be an increase in revenues;

        we will gain profits in future operating periods; or

        we will have sufficient cash available to meet continuing losses and/or necessary capital expenditures.


Our continued growth and expansion will place substantial burdens on our resources and personnel. We may experience difficulties meeting a high demand for services in the future.

     Our business strategy depends in large part on our ability to rapidly deploy OverVoice and our other technology platforms. This growth will increase our operating complexity as well as the level of responsibility for both existing and new management personnel. As a result, in order to manage our growth, we must, among other things:

        continue to implement and improve our operational, financial and management information systems, including our billing, accounts receivable and payables tracking, fixed assets and other financial management systems;

        hire and train additional qualified personnel; and

        continue to expand and upgrade our network infrastructure.

     We also expect that demands on our network infrastructure and technical support resources will increase rapidly as our customer base continues to grow. We cannot assure you that our infrastructure, technical support or other resources will be sufficient to facilitate this growth. As we strive to increase network utilization, there will be additional demands on our customer support, sales and marketing resources. Competition for qualified employees is intense and salaries are escalating very quickly. In addition, the process of locating such personnel with the combination of skills and attributes required to carry out our strategy is often lengthy.


We intend to rapidly enhance and develop our network and continue a broad-based roll-out of OverVoice and our other technology platforms in order to attain our business goals. To do this, we will need additional capital, which we may not be able to obtain.

     We will need to seek additional financing to carry out our growth and operating plans. We may not be able to raise cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders. If financing is insufficient or unavailable, we will have to modify our growth and operating plans, which may negatively affect our ability to expand our network and facilities and offer additional services, and may adversely affect our growth and our ability to repay our outstanding indebtedness.


Registration of the shares described in this prospectus, and/or future sales of our common stock, could cause the market price of our common stock to drop and prevent us from making future stock offerings, even if our business is doing well.

     The shares of common stock covered by this prospectus will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by an affiliate of ours, in which case sales will be limited by Rule 144 under the Securities Act. Holders of restricted shares generally will be able to sell these shares in the public market without registration either under Rule 144 or any other applicable exemption under the Securities Act.

     The registration of a number of shares of common stock for resale in the public market, or the appearance that such shares are available for resale, could adversely affect the market price of our common stock, and could impair our ability to raise funds in future stock offerings. Similarly, the sale of a significant number of additional shares of common stock in the public market, or the issuance of additional shares of convertible preferred stock, or appearance that such shares are available for sale or issue, also could adversely affect the market price of our common stock, and could impair our ability to raise funds in future stock offerings. In the event that all or a substantial portion of the shares of common stock covered by this prospectus or otherwise immediately available for sale are sold on any one day, such sales may have an adverse effect on the market price of our common stock.

     We have filed two registration statements under the Securities Act covering 6,549,495 shares of our common stock subject to outstanding options or reserved for issuance under our stock plan. These registration statements became effective upon filing. Accordingly, shares registered under these registration statements are, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, available for sale in the open market.

A third party could be prevented from acquiring your shares of stock at a premium to the market price because of our anti-takeover provisions.

     There are provisions in our certificate of incorporation and by-laws that make it more difficult for a third party to acquire, or attempt to acquire, control of CAIS Internet, even if a change in control would result in the purchase of your shares at a premium to the market price.

     These provisions include:

        a classified Board of Directors with staggered, three-year terms;

        the authority to issue "blank check" preferred stock;

        eliminating the ability of stockholders to act by written consent;

        eliminating the ability of stockholders to call a special meeting of the stockholders;

        an advance notice procedure for stockholder proposals to be brought before meetings of our stockholders; and

        requiring a super-majority stockholder vote to effect certain amendments.

     In addition, the Delaware General Corporation Law may also discourage takeover attempts that have not been approved by our Board of Directors.

We are required to pay ongoing royalties to Inline to use the OverVoice technology, and any failure to do so, or otherwise meet our obligations to Inline, could cause us to lose our exclusive right to use the OverVoice technology.

     We are required to pay Inline Connection Corporation royalties ranging between 3.0% and 5.5% of net sales of the OverVoice technology. In the rare cases where we do not provide the Internet access or own the OverVoice equipment installed, this percentage may be as high as 70.0%. If we sublicense the patents and pending patent applications relating to the OverVoice technology to a third party, we are required to pay Inline a percentage of the income received from the sublicense. Additionally, we have minimum annual royalty payments under the agreement. If we fail to pay the minimum payments, or otherwise breach our agreement with Inline, we will lose our exclusive right to use the OverVoice technology in hotels and multi-family properties which would eliminate our ability to offer many of our key services.

Technological change and evolving industry standards may render our services noncompetitive, unnecessary or obsolete.

     Our future success will depend, in part, on our ability to: (1) offer services that address the increasingly sophisticated and varied needs of our current and prospective customers, and (2) respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Internet access operations are characterized by:

        rapidly changing and unproven technology;

        evolving industry standards;

        changing customer needs; and

        numerous competitive services and product offerings.

     We cannot assure you that:

        future advances in technology will be beneficial to, or compatible with, our business;

        we will be able to incorporate such advances on a cost-effective or timely basis; or

        our services will be necessary and cost-effective as a result of such advances.

     Although we intend to support emerging standards, we cannot assure you that industry standards will be established, or that, if established, we will be able to conform to the new standards in a timely fashion or maintain a competitive position in the market. In addition, future products, services or technologies developed by others may render our services noncompetitive, unnecessary or obsolete.


The market in which we operate is highly competitive, and we may not be able to capture increased market share, especially against established industry competitors with greater marketplace presence and financial resources.

     We operate in a highly competitive environment for each of our lines of business and we believe that competition is increasing. We may not be able to compete effectively, especially against established industry competitors with greater marketplace presence and financial resources than ours. The competitive environments for our different lines of business are as follows:

     OverVoice.   The major groups of competitors in the business of providing broadband Internet access to hotels and multi-family properties include:

        local exchange carriers;

        other digital subscriber line providers;

        cable TV companies and other providers using cable modems; and

        installation firms that upgrade existing wiring.

Many of these competitors have extensive marketplace presence and greater technological and financial resources than we do.

     The OverVoice technology also competes with technologies using other transmission media, such as coaxial cable, wireless facilities and fiber optic cable. If telecommunications service providers, hotels, multi-family properties or single family residences install any of these alternative transmission media, demand for OverVoice may decline.

     HyperDSL. Our principal competitors include other major providers such as UUNET Technologies, Inc., PSINet Inc., BBN (a GTE subsidiary), and other providers of always-on broadband Internet access including digital subscriber line services, T-1 and wireless access. To a lesser extent, we also compete for always-on and dial-up access and web services business with smaller, regional Internet service providers and cable companies that operate in the same geographic markets that we serve. Because the Internet services market has no substantial barriers to entry, we expect that competition will continue to intensify. Eventually, we expect some form of a market consolidation to occur, with those Internet service providers that furnish the most value-added solutions ultimately surviving.

     CAIS Software Solutions, Inc. Our principal competitors include other providers of self-automated subscriber management systems and kiosk software that could challenge the private label sale of our IPORT server and kiosk software solutions. We compete for business with cable, digital subscriber line and wireless providers in the deployment of access solutions to multiple users. Our IPORT software automates and creates subscriber management systems for customer service billing, pay-per-use ordering, work order management, and portal sales and marketing functions. Some potential customers for our server and kiosk products may have existing contracts with our competitors, or may sell their server and kiosk software as part of a competitor's bundled solution in the hotel and apartment community marketplace.

     As a result of increased competition and vertical and horizontal integration in the industry, we could encounter significant pricing pressure which could cause us to significantly reduce the average selling price of some of our products and services. We might not be able to offset the effects of any such price reductions with an increase in the number of our customers, higher revenue from enhanced services, cost reductions or otherwise. Market consolidation could result in increased price and other competition in these industries. Increased price or other competition could result in erosion of our market share and could have a material adverse effect on our financial condition. We cannot assure you that we will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully.

If we do not meet our obligations to deliver broadband Internet access solutions to our customers according to schedule, our reputation will be harmed and our revenues may be affected.

     Our ability to meet the installation schedule in our agreements is critical to our success and to our ability to generate revenues. We depend on outside suppliers and vendors to install our technology in buildings, as well as on telecommunications service providers, to provide services to our customers. If we fail to install our technology or provide service on a timely basis as required by our customer agreements, whether or not such failure is outside of our control, our ability to market our Internet access and content solutions and, accordingly, our revenues would be harmed.

We incur significant up-front costs to install our technology, which we may not be able to recover; our agreements do not contain any minimum use requirements, and some of our contracts are not exclusive.

     We have incurred, and will continue to incur, significant up-front costs installing OverVoice and our other technology platforms in hotels and multi-family properties. There is no guarantee that we will be able to recover such costs.

     Because our trial and long-term agreements for both hotels and multi-family properties generally do not contain any minimum use requirements, there is no minimum payout that we can expect to receive. Furthermore, some of our agreements do not require hotel owners and operators to offer our services exclusively. As a result owners and operators could offer services that compete with ours.

Our competitive advantage depends on certain domestic and foreign patents and patent applications relating to the OverVoice technology that we license from and jointly own with Inline Connection Corporation, as well as our patented IPORT and Business Anywhere Center technology. If we fail to adequately protect these rights or face a claim of intellectual property infringement by a third party, we could lose our intellectual property rights or be liable for significant damages.

     Our success relies substantially on our ability to protect our patented technology, both domestically and abroad. We face two major risks in connection with our intellectual property rights:

(1)  Others may infringe on our intellectual property rights, resulting in:

        lack of competitiveness in the market;

        expense of time and resources to protect our patents; and

        dilution of the brand value of our service.

(2) Although we do not believe this to be the case, we may infringe others' patents, resulting in:

        significant expense in defending our technology, even in the case of a frivolous suit;

        requirement to pay significant damages; and

        costly and potentially impracticable redesign of our technology.


Our success is dependent in part on recognition of our name and trademarks, such as "CAIS," "OverVoice", IPORT and "Business Anywhere" and pending trademarks, such as "DeskJack. "If we are unable to protect our proprietary rights, it could seriously affect our ability to market our products and services. In addition, legal challenges to our proprietary rights could lead to a substantial diversion of our limited resources.

     We intend to protect and defend our name, servicemarks and trademarks in the United States and internationally. We achieved federal registration for several of our trademarks, including the mark CAIS, and filed for federal trademark protection for a number of other marks which we use or intend to use, for example "DeskJack." However, we cannot assure you that:

        our efforts to protect our proprietary rights in the United States or abroad will be successful;

        our use of our trademarks and servicemarks will be free from legal challenges; or

        we will have sufficient funds to withstand such challenges or claims, regardless of their merit.

Because we depend upon our suppliers and have sole and limited sources of supply for certain products and services, we are vulnerable to service interruptions and increased costs of services.

     We depend substantially on telecommunications services providers and we are unable to control the prices for these services. For example, in order to provide Internet access and other on-line services to our customers, we lease long distance fiber optic telecommunications lines from national telecommunications services providers.

     Certain of our suppliers, including regional Bell operating companies and competitive local exchange carriers, are currently subject to various price constraints, including tariff controls, which may change in the future. In addition, pending regulatory proposals may affect the prices they charge us. These regulatory changes could result in increased prices for products and services. This could reduce the profit margin for our services or require us to increase the prices which we charge our customers, which could reduce the demand for our services.

     We do not manufacture our proprietary OverVoice equipment, such as wall jacks and the OverVoice DeskJack; rather, we depend on third parties to manufacture and supply it. Any interruption in these manufacturers' operations or defects in the products or services they supply us could adversely affect our ability to meet our customers' requirements, which could cause them to use our competitors' services.

We rely on other companies to supply our network infrastructure, some of which may compete directly with us or enter into arrangements with our competitors.

     We rely on other companies to supply our network infrastructure (including telecommunications services and networking equipment) which, in the quantities and quality we require, is available only from sole or limited sources. We are, therefore, vulnerable to the possibility that our suppliers may:

        compete directly with us;

        enter into exclusive arrangements with our competitors; or

        stop selling their products or components to us at commercially reasonable prices, or at all.

     The Internet relies on the exchange of traffic over a network of networks that is owned and operated by many parties. We currently exchange traffic with other Internet service providers with whom we maintain relationships. These exchange agreements are not regulated and may be changed. If they become regulated, modified or are altogether terminated, we may have to find alternate, more expensive means to exchange traffic, or we may not be able to do so, which could limit our ability to offer services in a particular market or increase the cost of our services, which could reduce the demand for these services.

A system failure could cause interruptions in the services we provide to our customers.

     Our operations depend upon our ability to protect our network against damage from acts of nature, power failures, telecommunications failures and similar events. Because we lease our lines from long-distance telecommunications companies, Internet providers, the regional Bell operating companies and competitive local exchange carriers, we depend upon those companies for physical repair and maintenance of those lines. Despite the precautions we and our telecommunications providers take, the occurrence of a natural disaster, fire, electrical outage or other unanticipated problems at one of our facilities may cause interruptions in the services we provide. Such interruptions in operations could limit our ability to meet our customers' requirements and reduce the demand for our services.

Viruses, break-ins and other security breaches could cause interruptions, delays or a cessation of the services we provide to our customers.

     Despite the implementation of network security measures, the core of our Internet network infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems. We may experience future interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unauthorized use could also potentially jeopardize the security of confidential information stored in our computer systems and the computer systems of our customers. Although we intend to continue to implement security measures to prevent this, these measures have occasionally been circumvented in the past, and the possibility exists that the measures we implement will be circumvented in the future. In addition, eliminating such viruses and remedying such security problems may cause interruptions, delays or cessation of service to our customers. If our security measures fail, we may lose subscribers or be sued, resulting in additional expenses and reduced profitability. We do not carry any insurance against these risks because it is unavailable at a reasonable cost.

Competition for qualified, high-level telecommunications personnel is intense. The loss of our senior management personnel and other employees who possess longstanding industry relationships and technical knowledge of our operations, or failure to hire similar additional personnel, could harm our business because we would lose experienced personnel and new skilled personnel are in short supply and command high salaries.

     While we do not maintain any "key person" insurance, we have entered into employment agreements with key employees. Our future success also depends on our ability to attract, train, retain and motivate highly skilled personnel. We cannot assure you that we will be able to continue to attract and retain such talent. The loss of the services of one or more of our key individuals, or the failure to attract and retain additional key personnel, could limit our ability to market our services, manage our growth and develop and achieve our business objectives.

If the FCC decides to regulate internet service providers, the application of the telecommunication laws to the Internet could significantly increase our costs of doing business.

     As an Internet service provider, we are not currently subject to direct regulation by the FCC. Nevertheless, Internet-related regulatory policies are continuing to develop and vigorous public debates regarding the costs and benefits of regulating the Internet have emerged in federal, state and local legislative, executive and regulatory agency forums. It is possible that we could be exposed to regulation as a telecommunications service provider in the future. For example, the FCC has stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated; and the FCC recently initiated a Notice of Inquiry to examine this issue. The FCC is also considering whether such Internet-based telephone service should be subject to universal service support obligations, or pay carrier access charges on the same basis as traditional telecommunications companies.

     Local telephone companies assess access charges to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. Access charges have been a matter of continuing dispute, with long distance companies complaining that the rates are substantially in excess of cost, and local telephone companies arguing that access rates are justified to subsidize lower local rates for end users and other purposes. Both local and long distance companies, however, contend that Internet-based telephony should be subject to these charges. We have no current plans to install gateway equipment and offer telephony, and so we do not believe we would be directly affected by these developments However, we cannot predict whether these debates will cause the FCC to reconsider its current policy of not regulating Internet service providers.

     A decision by Congress or the FCC to regulate Internet telephony or Internet access services may limit the growth of the Internet, increase our cost of doing business or increase our legal exposure, any of which could cause our revenues to decrease.

A governmental body could impose sales and other taxes on the provision of our services, which could increase our costs of doing business.

     A number of federal, state and local government officials have asserted the right or indicated a willingness to impose taxes on Internet-related services and commerce, including sales, use and access taxes. We cannot accurately predict whether the imposition of any such taxes would materially increase our costs of doing business or limit the services we provide.

We may be liable for information sent through our network. Therefore, we might have to pay significant damages for content and communications that we have no knowledge of or control over.

     As an Internet service provider, we may be liable for content and communications provided by third parties and carried over, or hosted on, our facilities. Because the law of Internet service provider liability is uncertain and in a constant state of change, our actual exposure for third-party content cannot be predicted.

     One area of potential liability is copyright and trademark infringement. We may be found liable for third-party communications that infringe a trademark or copyright, and we are obligated to comply with the requirements of the Digital Millennium Copyright Act concerning responses to claims of copyright infringement.

     We also may be liable for obscene, indecent or otherwise offensive communications carried over our facilities. Although the Communications Decency Act, enacted in 1996, was found by the courts to be unconstitutional as applied to indecent speech, in 1998 the Congress passed another statute intended to prohibit indecent communications over the Internet. That more recent statute was declared to be unconstitutional, but a federal court of appeals is hearing a pending challenge to that decision. Depending upon the outcome of that proceeding, we may be exposed to potential liability for indecent material carried over our facilities.

     We also are required to comply with state and federal privacy requirements, including the Electronic Communications Privacy Act ("ECPA") and the
Children's Online Privacy Protection Act ("COPPA"). The ECPA imposes limitations on the interception, disclosure and use of communications transmitted over and stored on our facilities. COPPA, and the Federal Trade Commission rules implementing that statute, requires us to safeguard personal information that we know to be transmitted to our website by children under 13.

     We also are subject to federal and state laws that regulate the advertising and sale of certain products and services over the Internet. In addition to existing statutes of this kind, such as state statutes that prohibit advertisement of gambling, a number of bills are pending in the Congress and state legislatures that would prohibit or regulate particular marketing practices (such as the transmission of unsolicited commercial email) or the advertisement or sale of certain goods and services. We cannot predict the impact of these potential laws upon our business.

     While no one has ever filed a claim against us concerning content carried over our service, someone may file a claim of that type in the future and may be successful in imposing liability on us. If that happens, we may have to spend significant amounts of money to defend ourselves against these claims and, if we are not successful in our defense, the amount of damages that we will have to pay may be significant. Any costs that we incur as a result of defending these claims or the amount of liability that we may suffer if our defense is not successful could materially adversely affect our profitability.

     If, as the law in this area develops, we may decide to take steps to reduce our exposure to for information carried on, stored on or disseminated through our network. This may require us to spend significant amounts of money for new equipment and may also require us to discontinue offering certain of our products or services or modify existing arrangements to mitigate potential liability.

Because our executive officers and directors, as a group, control CAIS Internet, you may be prevented from receiving an acquisition premium if another party seeks to acquire us unless management supports the transaction

     Our executive officers and directors, as a group, beneficially own or control approximately 61% of the shares of our common stock on an outstanding basis. Consequently, as a practical matter, our executive officers and directors, as a group, are able to control all matters requiring approval by our stockholders, including the election of our Board of Directors, management policy and all fundamental corporate actions, including mergers, substantial acquisitions and dispositions of assets.

In order to respond to the competitive pressures of the broadband access services industry and support our intended growth, we intend to continue to focus on acquiring, or making significant investments in, additional companies, products and technologies that complement our business. Our acquisition strategy could result in unanticipated expenses and disruptions in our business.

     Since our initial public offering in May 1999, we have completed four such acquisitions. Our ability to compete effectively and support our intended growth may be adversely affected if we are not able to identify suitable acquisition candidates or investments or acquire companies or make investments on acceptable terms or at acceptable times. In addition, acquiring companies, products, services or technologies involves many potential difficulties and risks, including:

        difficulty in assimilating them into our operations;

        disruption of our ongoing business and distraction of our management and employees;

       negative effects on reported results of operations due to acquisition-related charges and amortization of acquired technology and other intangibles; and

       potential dilutive issuances of equity or equity-linked securities.

     These potential difficulties and risks could adversely affect our ability to realize the intended benefits of an acquisition, which could harm our financial results and condition.


                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the common stock. See below for a list of those persons and entities whose shares are being registered for resale. We are registering the resale of these shares to satisfy various obligations to the selling stockholders.


                             SELLING STOCKHOLDERS

     The following table sets forth information regarding the number of shares of common stock being registered by the selling stockholders, and the percentage these represent of all outstanding shares of the Company's common stock.

                                                     Common Stock                 Common               Percentage of
                                                     ------------                 ------               -------------
                                                  Beneficially Owned           stock being              Common Stock
Selling Stockholders                              ------------------           -----------              ------------
--------------------                              Prior to Offering             registered            Owned following
                                                  ------------------          -------------           ---------------
                                                                                                     completion of the
                                                                                                        offering (1)
                                                                                                        ------------
ING U.S. Capital Corporation                           390,000                    390,000                         *


U.S. Telesource, Inc.                                1,750,000                    625,000                     1.41%


John Kornreich                                          77,001                     77,001                         *


Harvey Sandler                                          77,001                     77,001                         *


MJM Associates L.P.                                     77,001                     77,001                         *


Bear Stearns, custodian for Michael Finnell's           15,400                     15,400                         *
IRA


Chris Moore                                             15,400                     15,400                         *


Donald McGuire                                          15,400                     15,400                         *

                                                     Common Stock                 Common               Percentage of
                                                     ------------                 ------               -------------
                                                  Beneficially Owned           stock being              Common Stock
Selling Stockholders                              ------------------           -----------              ------------
--------------------                              Prior to Offering             registered            Owned following
                                                  ------------------          -------------           ---------------
                                                                                                     completion of the
                                                                                                     -----------------
                                                                                                        offering (1)
                                                                                                        ------------
Torunn Garin                                            38,500                     38,500                         *


Carol Goldstein                                          9,240                      9,240                         *


James Larmett                                           15,400                     15,400                         *


Fred Assenheimer                                        15,400                     15,400                         *


David Kenney                                            15,400                     15,400                         *


Adrian MacKay                                            7,700                      7,700                         *


Drew von Glahn                                           7,700                      7,700                         *


Brad Wightmann                                           7,700                      7,700                         *


Theodore Muftic                                          6,160                      6,160                         *


William W. Martin                                        5,237                      5,237                         *


Naushad Madon                                           23,100                     23,100                         *


Larry Greenes                                            6,160                      6,160                         *


Lorraine Massaro                                         4,004                      4,004                         *


Randee Day                                              49,000                     49,000                         *


Kim Kao                                                121,704                    121,704                         *

                                                     Common Stock                 Common               Percentage of
                                                     ------------                 ------               -------------
                                                  Beneficially Owned           stock being              Common Stock
Selling Stockholders                              ------------------           -----------              ------------
--------------------                              Prior to Offering             registered            Owned following
                                                  ------------------            ----------            ---------------
                                                                                                     completion of the
                                                                                                     -----------------
                                                                                                        offering (1)
                                                                                                        ------------
Comercia Bank                                            3,557                      3,557                         *


Joon Kim                                                 5,316                      5,316                         *


PNC Bank                                                2,076                       2,076                         *


APA Excelsior IV, LP                                   525,637                    525,637                     1.18%


Coutts (Cayman) Ltd, c/f APA Excelsior IV               92,765                     92,765                         *


Patricof Private Investments                            10,055                     10,055                         *


PA Fund                                                117,032                    117,032                         *


Adrienne E. Nicholas                                     1,748                      1,748                         *


Anna Chan                                                  850                        850                         *


Arthur D. Friedman and Barbara B. Friedman              13,523                     13,523                         *
JTWROS


Audrey G. Senturia & Neil R. Senturia, Trustees          4,368                      4,368
of the Audrey G. Senturia
  Revocable living Trust 16-Mar-92


Allan D. Simon IRA                                      88,656                     88,656                         *


Barbara Bry, Trustee Bry Family Trust under             61,272                     61,272                         *
Declaration of Trust 4/7/86


Benjamin Wang                                            3,190                      3,190                         *

                                                     Common Stock                 Common               Percentage of
                                                     ------------                 ------               -------------
                                                  Beneficially Owned           stock being              Common Stock
Selling Stockholders                              ------------------           -----------              ------------
--------------------                              Prior to Offering             registered            Owned following
                                                  ------------------            ----------            ---------------
                                                                                                     completion of the
                                                                                                     -----------------
                                                                                                        offering (1)
                                                                                                        ------------
Bixby Family dated 9/5/96, James A.                      8,484                      8,484                         *
Bixby Trustee


Bruce E. Dahrling, II, M.D.                             11,611                     11,611                         *


Cathryn Campell                                          5,085                      5,085                         *


Chan Suk Park and Sung Mi Kim, Trustees, or              7,469                      7,469                         *
their Successors in Trust, under the Chan Suk
Park Living Trust, 8/30/94


Cheryl Ladd                                                186                        186                         *


Colin J. Case                                           16,877                     16,877                         *


Cornell Associates, Inc.                                 6,536                      6,536                         *


Daniel J. Epstein, Trustee of the Epstein Family         8,987                      8,987                         *
Trust, dated 4/13/93


David Pattison                                           5,133                      5,133                         *


Dawnienne Van Horne                                        266                        266                         *


Donna Caley Leach                                        4,656                      4,656                         *


Donald Hollis                                              266                        266                         *


Douglas Bry                                             12,732                     12,732                         *


Edwin J. Van Horne, III                                  1,441                      1,441                         *

                                                     Common Stock                 Common               Percentage of
                                                     ------------                 ------               -------------
                                                  Beneficially Owned           stock being              Common Stock
Selling Stockholders                              ------------------           -----------              ------------
--------------------                              Prior to Offering             registered            Owned following
                                                  ------------------            ----------            ---------------
                                                                                                     completion of the
                                                                                                     -----------------
                                                                                                        offering (1)
                                                                                                        ------------
Esther Eckerling Goodman                                16,877                     16,877                         *


Eugene Levy                                              3,580                      3,580                         *


Felecia Fleishman                                        4,368                      4,368                         *


Hansup Kwon & Heemok as Joint Tenants                    3,045                      3,045                         *
w/Right of Survivorship


Harmonic Money Purchase Pension Plan                     3,045                      3,045                         *


Ila Lynn                                                 8,438                      8,438                         *


Inter@ctive, Inc.                                        2,666                      2,666                         *


International Medical and Technology                    79,739                     79,739                         *


Jeremy Cohen                                             5,898                      5,898                         *


Jesse F. Wolff                                           1,283                      1,283                         *


Jesse Wolff & Bonni Wolff as Joint Tenants                 829                        829                         *
w/Right of Survivorship


Jim Nicholas                                            97,632                     97,632                         *


Jim Yonan                                                3,376                      3,376                         *


John Chang, M.D.                                         4,368                      4,368                         *


John W. Packel & Sandra N. Packel, Joint
Tenants with Right of Survivorship                      12,665                     12,665                         *


                                                     Common Stock                 Common               Percentage of
                                                     ------------                 ------               -------------
                                                  Beneficially Owned           stock being              Common Stock
Selling Stockholders                              ------------------           -----------              ------------
--------------------                              Prior to Offering             registered            Owned following
                                                  ------------------            ----------            ---------------
                                                                                                     completion of the
                                                                                                     -----------------
                                                                                                        offering (1)
                                                                                                        ------------


Keith A. and Elizabeth A. Olson                         33,753                     33,753                         *


Keith Olson                                             17,560                     17,560                         *


Kenneth E Olson Trust 3/16/89                           16,952                     16,952                         *


Kenneth E. Olson, Trustee FBO & Kenneth E.               3,820                      3,820                         *
Olson

Kevin Ki-Dong Lee                                       25,314                     25,314                         *


Kevin Miller                                            18,057                     18,057                         *


Lawrence B. Robinson                                    52,666                     52,666                         *


Leonard J. Adams                                        11,872                     11,872                         *


Lori Roeder                                                727                        727                         *


Louis L. Kirvay & Lenore E. Kirvay, as Joint             3,045                      3,045
tenants with Right of                                                                                             *
  Survivorship


Luzemer Kantonalbank                                    33,753                     33,753                         *


Mark D. Olson & Linda Nordenstam-Olson,                  5,159                      5,159
Husband & Wife wife as                                                                                            *
  community property


Mathew Ryan Goodman Trust                                1,687                      1,687                         *

                                                     Common Stock                 Common               Percentage of
                                                     ------------                 ------               -------------
                                                  Beneficially Owned           stock being              Common Stock
Selling Stockholders                              ------------------           -----------              ------------
--------------------                              Prior to Offering             registered            Owned following
                                                  ------------------          -------------           ---------------
                                                                                                     completion of the
                                                                                                     -----------------
                                                                                                        offering (1)
                                                                                                        ------------
N.J.& Beulah S. Nicholas                                 5,243                      5,243                         *


Neil R. Senturia                                       266,901                    266,901                         *


Neil Senturia, Trustee Audrey G. Senturia               26,855                     26,855                         *
Family Trust


The Neil R. Senturia 1998 Irrevocable Trust,           207,589                    207,589                         *
Ward Bukofsky, Trustee


Nicole Kubin & Micheal Kubin as Joint Tenants           29,683                     29,683                         *
with Right of Survivorship


Nicole Kubin                                             5,050                      5,050                         *


Patricia Miller                                          1,063                      1,063                         *


Peggy Lee Ridley                                         4,253                      4,253                         *


Peter Van Horne                                         28,929                     28,929                         *


Robert Burgleman                                         1,435                      1,435                         *


Robert E. Leach                                          4,656                      4,656                         *


Ron Wheeler                                                297                        297                         *


Sally Bowen                                              1,240                      1,240                         *


Stephan R. Bickel Individual Ownership                   5,333                      5,333                         *

                                                     Common Stock                 Common               Percentage of
                                                     ------------                 ------               -------------
                                                  Beneficially Owned           stock being              Common Stock
Selling Stockholders                              ------------------           -----------              ------------
--------------------                              Prior to Offering             registered            Owned following
                                                  ------------------          -------------           ---------------
                                                                                                     completion of the
                                                                                                     -----------------
                                                                                                        offering (1)
                                                                                                        ------------
Stephen R. Bickel, IRA                                   5,139                      5,139                         *


Steven D. Heinemann                                      6,722                      6,722                         *


Barry Sternlicht                                        52,871                     52,871                         *


Jonathan Eilian                                         46,702                     46,702                         *


Merrick Kleeman                                         11,102                     11,102                         *


Jeffrey Dishner                                          5,287                      5,287                         *


Madison Grose                                            5,287                      5,287                         *


Jay Sugarman                                             5,287                      5,287                         *


Spencer Haber                                            5,287                      5,287                         *


Jerome Silvey                                            5,287                      5,287                         *


Ellis Rinaldi                                            1,586                      1,586                         *


David DiDomenico                                         2,644                      2,644                         *


Jeffrey Rosenthal                                        1,057                      1,057                         *


Gerardo Rosenkranz                                       5,086                      5,086                         *


Gary R. Silverman                                       11,018                     11,018                         *


Chele Chiavacci                                          5,934                      5,934                         *

                                                     Common Stock                 Common               Percentage of
                                                     ------------                 ------               -------------
                                                  Beneficially Owned           stock being              Common Stock
Selling Stockholders                              ------------------           -----------              ------------
--------------------                              Prior to Offering             registered            Owned following
                                                  ------------------          -------------           ---------------
                                                                                                     completion of the
                                                                                                     -----------------
                                                                                                        offering (1)
                                                                                                        ------------
M. Jane Chiavacci                                        2,364                      2,364                         *

Michael H. Skelton                                       1,695                      1,695                         *

The Corrente Corp.                                       4,368                      4,368                         *

The Dennis Family Trust                                  2,954                      2,954                         *

The Townsend Agency                                      1,690                      1,690                         *

UMB Bank N.A.,Trustee of the LMFT & M
Master Trust f/b/o James J. McMullen                     3,045                      3,045                         *

Vincent and Anne H. Ricchiuti, Trustees of
LaJolla Radiology Medical Group Profit
Sharing Plan                                            15,769                     15,769                         *

Wayne Saker                                             13,852                     13,852                         *

William B. Packer, Jr & Margaret Roe, joint
tenants w/ Right of Survivorship                         3,208                      3,208                         *

Escrow in name of QuickATM LLC                           4,019                      4,019                         *

Clifford Orloff                                         26,631                     26,631                         *

Barman Capital LLC                                       2,411                      2,411                         *

Howard Zack                                              6,666                      6,666                         *

                                                     Common Stock                 Common               Percentage of
                                                     ------------                 ------               -------------
                                                  Beneficially Owned           stock being              Common Stock
Selling Stockholders                              ------------------           -----------              ------------
--------------------                              Prior to Offering             registered            Owned following
                                                  ------------------          -------------           ---------------
                                                                                                     completion of the
                                                                                                     -----------------
                                                                                                        offering (1)
                                                                                                        ------------
Samuel Salkin                                              434                        434                         *


Marion Atherton                                             32                         32                         *


___________
*  Less than 1%

(1) Indicates the percentage of all outstanding shares of CAIS common stock represented by the total number of shares of CAIS common stock beneficially owned by each shareholder.

     390,000 shares which are being registered under this prospectus are related to warrants issued to ING (U.S.) Capital Corporation ("ING"), an investment banking firm, in connection with a credit agreement entered into by CAIS and certain of its affiliates in September 1998. Under the credit agreement, CAIS borrowed $7,000,000 to repay existing debt with First Union, fund the development of the OverVoice program and for general corporate purposes. The loan was repaid in full from net proceeds from the initial public offering of our common stock. In connection with the loan, the CAIS issued ING warrants to acquire 3 percent of the fully diluted outstanding shares of common stock of the Company, or 390,000 shares.

     In September 1999, CAIS issued 125,000 shares of Series C Cumulative Mandatory Redeemable Convertible Preferred Stock and warrants to acquire 500,000 shares of CAIS common stock at $12.00 per share to U.S. Telesource, Inc., a wholly-owned subsidiary of Qwest Communications Corporation. 625,000 shares which are being registered under this prospectus underlie 62,500 shares of the Series C Cumulative Mandatory Redeemable Convertible Preferred Stock. The Series C Cumulative Mandatory Redeemable Convertible Preferred Stock must be redeemed by CAIS beginning on the second anniversary date of its issuance. The warrants expire on October 28, 2002. The total gross proceeds of this sale were $15,000,000.

     368,761 shares which are being registered under this prospectus were issued to CAIS-Sandler, L.P. upon the conversion of shares of Series A convertible preferred stock following the completion of our initial public offering. 84,121 shares which are being registered under this prospectus are related to warrants issued to CAIS-Sandler, L.P. in connection with the Series A Preferred Stock and Warrant Purchase Agreement entered into among CAIS, Chancery Lane, L.P., CAIS-Sandler Partners, L.P. on February 19, 1999. The warrants may be exercised, in whole or in part, at any time. The warrants expire to the extent unexercised on the earlier of (i) February 19, 2009 or (ii) five years from the closing of the Company's initial public offering. Lorraine Massaro, a partner in CAIS-Sandler, L.P., is also a partner at Morrison & Foerster LLP, our legal counsel.

     49,000 shares which are being registered under this prospectus were issued to Randee Day on February 19, 1999, as part of the Series A transaction.

     2,270,185 shares which are being registered under this prospectus were issued to former stockholders of Atcom, Inc. in connection with our acquisition of Atcom, Inc. in September 1999. 35,531 shares being registered are issuable upon the exercise of warrants held by former stockholders of Atcom, Inc. that were converted into warrants to purchase CAIS common stock upon consummation of our acquisition of Atcom, Inc.

     121,704 shares which are being registered under this prospectus were issued to Kim Kao, the former President and Chief Executive Officer and a former stock holder of Business Anywhere, USA, Inc. ("BAC") in connection with our acquisition of BAC in September 1999. Kim Kao is now an officer of BAC, a CAIS' subsidiary.

     40,193 shares which are being registered under this prospectus were issued to Clifford Orloff, Howard Zack, Marion Atherton, Sam Selkin and Jeff Barman, collectively, each a former stockholder of Quick ATM LLC, in connection with the acquisition by CAIS Software Solutions, Inc., of the contracts, intellectual property and other assets of Quick ATM, LLC. CAIS Software Solutions, Inc. is a wholly owned subsidiary of CAIS Internet, Inc.

     You can find more detail regarding the above transactions in CAIS' Form 10-K for the year ended December 31, 1999 and Form 10-Q for the quarter ended March 31, 2000, both of which are incorporated by reference into this prospectus.

     The stockholders and holders listed in any supplement to this prospectus, and any transferors, pledgees, donees or successors to these persons, may from time to time offer and sell, pursuant to this prospectus, any and all of these shares. Any supplement to this prospectus may contain certain information about the selling stockholders and the aggregate principal amount of the shares beneficially owned by each selling stockholder that they are offering. Such information will be obtained from the selling stockholders.

     Except as disclosed in this prospectus, none of the selling stockholders currently has any position, office or other material relationship with the Company or its affiliates. Because the stockholders may offer all or some portion of their shares, no estimate can currently be given as to the number of shares that will be held by any stockholder upon termination of such sales. In addition, stockholders may have disposed of, or may dispose of, all or a portion of their shares in transactions exempt from the requirements of the Securities Act.

                             PLAN OF DISTRIBUTION

     Under the registration rights agreements and other agreements between CAIS and the selling stockholders, CAIS agreed to register these shares under the Securities Act of 1933, for resale to the public.

     The sale of all or a portion of these shares of common stock by the selling stockholders may be effected from time to time at prevailing market prices at the time of such sales, at prices related to such prevailing prices, at fixed prices that may be changed or at negotiated prices. The selling stockholders may effect such transactions by selling directly to purchasers in negotiated transactions, to dealers acting as principals or through one or more brokers, or any combination of these methods of sale. In addition, shares may be transferred in connection with the settlement of call options, short sales or similar transactions that may be effected by the selling stockholders. Dealers or brokers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. The selling stockholders and any brokers or dealers that participate in the distribution may under certain circumstances be "underwriters" within the meaning of the Securities Act, and any commissions received by such brokers or dealers and any profits realized on the resale of shares by them may be underwriting discounts and commissions under the Securities Act. CAIS and the selling stockholders may agree to indemnify such brokers or dealers against certain liabilities, including liabilities under the Securities Act.

     To the extent required under the Securities Act or the rules of the Securities and Exchange Commission, a supplemental prospectus will be filed disclosing:

         the name of any such brokers or dealers,

         the number of shares involved,

         the price at which such shares are to be sold,

         the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable,

         that such brokers or dealers did not conduct any investigation to verify the information set out in this prospectus and other facts material to the transaction.

     We can give no assurance that any of the selling stockholders will sell any or all of these shares of common stock.

     CAIS has agreed, among other things, to bear all expenses other than underwriting discounts and selling commissions, but, in certain cases, including reasonable fees and disbursements of one firm or counsel designated to act as counsel for the selling stockholders, in connection with the registration and sale of these shares. CAIS will not receive any of the proceeds from the offering of these shares.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The documents listed below have been filed by CAIS under the Exchange Act with the Commission and are incorporated into this prospectus by reference:

     a. CAIS' Current Report on Form 8-K/A filed with the Commission on November 12, 1999;

     b.   CAIS' Annual Report on Form 10-K for the year ended December 31, 1999;

     c. CAIS' Schedule 14A definitive proxy statement for CAIS' annual meeting of stockholders filed with the Commission on May 18, 2000;

     d. CAIS' amendment to Annual Report on Form 10-K for the year ended December 31, 1999, filed with the Commission on April 28, 2000;

     e.   CAIS' Quarterly Report on Form 10-Q for the quarter ended March 31,
2000;

     f. CAIS' Current Report on Form 8-K filed with the Commission on March 7, 2000;

     g. CAIS' Schedule 14A definitive Proxy Statement for CAIS' special meeting of stockholders filed with the Commission on March 23, 2000;

     h. CAIS' Current Report on Form 8-K filed with the Commission on May 31, 2000; and

     i. The description of the CAIS' common stock contained in Form 8-A filed with the Commission on May 17, 1999.

Each document filed by CAIS pursuant to sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering made by this prospectus shall be deemed to be incorporated by reference into this prospectus.

Copies of all documents which are incorporated into this prospectus by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) will be provided without charge to each person, including any beneficial owner, to whom this prospectus is delivered upon written or oral request. Please direct requests to CAIS' corporate headquarters at 1255 22nd Street, N.W., Fourth Floor, Washington, D.C., 20037 or by telephone at (202) 715-1300.

                   LEGALITY OPINION AND INTEREST OF COUNSEL

The validity of the issuance of the shares of common stock offered pursuant to this prospectus will be passed upon for CAIS by Morrison & Foerster LLP, Washington, D.C. Morris DeFeo, Jr., an of counsel with Morrison & Foerster LLP, our counsel, also serves as an Executive Vice President of CAIS. In connection with his employment by CAIS, Mr. DeFeo received options to purchase 200,000 shares of our common stock at an exercise price of $13 1/16 per share, exercisable in four equal installments beginning on May 1, 2001.


                                    EXPERTS

The consolidated financial statements and schedules of CAIS Internet, Inc. incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

The financial statements of ATCOM, Inc. (now CAIS Software Solutions, Inc.) incorporated by reference in this registration statement from the CAIS Internet, Inc. Current Report on Form 8-K/A dated November 12, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                      WHERE YOU MAY FIND MORE INFORMATION

CAIS is subject to the informational requirements of the Securities Exchange Act of 1934, and accordingly CAIS files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including us, that file electronically with the Commission. In addition, our common stock is listed on the Nasdaq National Market and similar information concerning CAIS can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.


We have filed with the Commission a registration statement on Form S-3 (of which this prospectus is a part) under the Securities Act of 1933, with respect to the shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding us and the shares offered by this prospectus, reference is hereby made to the registration statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.


No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus or since the date of any documents incorporated into this prospectus by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated fees and expenses payable by CAIS in connection with the issuance and distribution of the common stock registered hereby. All of such fees and expenses are estimates, except the securities act registration fee.

Securities Act Registration Fee................  $ 15,200
Printing and duplicating fees..................  $ 50,000
Legal fees and expenses........................  $ 25,000
Accounting fees and expenses...................  $ 20,000
                                                 --------
     *Total....................................  $110,200

*None of the expenses listed above will be borne by the selling stockholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The indemnification and liability of CAIS' directors and officers are governed by Delaware law. Under Section 145 of the General Corporation Law of the State of Delaware, CAIS has broad powers to indemnify its directors and officers against liabilities that may incur in such capacities, including liabilities under the Securities Act of 1933, as amended. CAIS' Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

CAIS' Amended and Restated Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to CAIS and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to CAIS, for acts of omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

CAIS has entered into agreements with its directors and certain of its executive officers that require CAIS to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of CAIS or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of CAIS and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreement also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder.

CAIS has obtained a policy of directors' and officers' liability insurance that insures CAIS' directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16. EXHIBITS

Exhibit
-------
Number                        Exhibit Description
------    ----------------------------------------------------------------------

2.1 Amendment No. 3 to the Amended and Restated Agreement and Plan of Merger, dated as of August 4, 1999, by and among the Company, CIAM Corp., and Atcom, Inc., effective as of March 21, 2000.(1)

2.2 Agreement and Plan of Merger, dated as of September 7. 1999, by and among the Company, Business Anywhere, USA, Inc., and CIBA Merger Corporation, Kim Kao and Amy Hsiao(4)

4.1       Specimen Common Stock Certificate. (2)

4.2 Warrant Agreement by and among CAIS Internet, Inc., CAIS, Inc., Cleartel Communications, Inc.
          and ING (U.S.) Capital Corporation, Inc., dated September 4, 1998. (2)

4.3 Certificate of Designation of Series C Preferred Stock of CAIS Internet, Inc. (3)

4.4 Common Stock Warrant, among CAIS Internet, Inc. and Chancery Lane, L.P., dated February 19, 1999. (2)

4.5 Common Stock Warrant, among CAIS Internet, Inc. and U.S. Telesource, Inc. dated as of October 27, 1999 (3)

4.6 Common Stock Warrant, among CAIS Internet, Inc. and CAIS-Sandler Partners, L.P., dated February 19, 1999. (2)

4.7 Certified Certificate of Amendment of Certificate of Designation of Series filed in Delaware. (3)

Exhibit
-------
Number                        Exhibit Description
------    ----------------------------------------------------------------------

 4.8 Form of Certificate of Designation of Series D Preferred Stock of CAIS Internet, Inc. (4)

 4.9 Form of Certificate of Designation of Series E Preferred Stock of CAIS Internet, Inc. (4)

4.10 Common Stock Warrant Agreement among CAIS Internet, Inc. and Bass Hotels & Resorts, Inc. dated February 1, 2000. (4)

 5.1      Opinion of Morrison & Foerster LLP.

23.1      Consent of Arthur Andersen LLP.

23.2      Consent of Deloitte & Touche LLP

23.3      Consent of Morrison & Foerster LLP (filed as part of Exhibit 5.1).

24.1      Power of Attorney (set forth on Signature page).

----------------
(1) Incorporated by reference from CAIS' Form 10-Q filed with the Commission on May 15, 2000;
(2) Incorporated by reference from the Registration Statement on Form S-1 of the Registrant (Registration No. 333-72769) filed with the Commission on May 19, 1999, as amended.
(3) Incorporated by reference to the Registrant's amended current report on Form 8-K/A filed with the Commission on November 12, 1999.
(4) Incorporated by reference to the Registrant's annual report on Form 10-K filed with the Commission on March 21, 2000.

Item 17. Undertakings

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or
     Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of these securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

D. We hereby undertake to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information


E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on May 31, 2000.

                                    CAIS INTERNET, INC.

                                    By: /s/  Ulysses G. Auger, II
                                        -------------------------
                                       Ulysses G. Auger, II
                                       Chairman and Chief Executive
                                       Officer


                               POWER OF ATTORNEY

     The undersigned hereby constitutes and appoints Ulysses G. Auger II or William M. Caldwell, IV as his/her true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his/her stead, in any and all capacities, to sign on his/her behalf the Registration Statement on Form S-3 in connection with the sale by the selling stockholders of the offered securities, and to execute any amendments thereto (including post-effective amendments) or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, jointly and severally, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signature                           Title                                           Date
/s/ Ulysses G. Auger, II            Chairman and Chief Executive Officer            May 31, 2000
---------------------------         (Principal Executive Officer)
Ulysses G. Auger, II

/s/ Barton R. Groh                  Chief Financial Officer (Principal Financial    May 31, 2000
---------------------------         and Accounting Officer)
Barton R. Groh

/s/ Theodore Ammon                  Director                                        May 31, 2000
---------------------------
Theodore Ammon
                                    Director
---------------------------
Ulysses G. Auger, Sr.

/s/ William M. Caldwell, IV         Director                                        May 31, 2000
---------------------------
William M. Caldwell, IV



/s/ Vernon Fotheringham             Director                                        May 31, 2000
-------------------------
Vernon Fotheringham

/s/ James H. Greene, Jr.            Director                                        May 31, 2000
-------------------------
James H. Greene, Jr.

/s/ Richard F. Levin                Director                                        May 24, 2000
-------------------------
Richard F. Levin

                                    Director
_________________________
Alexander Navab, Jr.